UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-15186
Wolseley plc
New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Parkview 1220, Arlington Business Park
Theale, Reading RG7 4GA
ENGLAND
+44 118 929 8700
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
American depositary shares representing
ordinary shares of 25 pence each
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐17 CFR 240.12d2-2(a)(1)
☐17 CFR 240.12d2-2(a)(2)
☐17 CFR 240.12d2-2(a)(3)
☐17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Wolseley plc certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 21, 2007	By: /s/ Stephen P. Webster	Chief Financial Officer and Director
Date	Name: Stephen P. Webster	Title